CUSIP No. 55352P102	Page 1 of 22 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
SCHEDULE 13D

Under the Securities Exchange Act of 1934

MSB FINANCIAL CORP.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

55352P102
(CUSIP Number)

Mr. Richard J. Lashley
PL Capital, LLC
20 E. Jefferson Ave.
Suite 22
Naperville, IL 60540
973-360-1666
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [   ].

CUSIP No. 55352P102	Page 2 of 22 Pages

1		NAME OF REPORTING PERSON Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 200,283
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 200,283

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,283
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 55352P102	Page 3 of 22 Pages

1		NAME OF REPORTING PERSON Financial Edge — Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 98,554
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 98,554

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,554
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 55352P102	Page 4 of 22 Pages

1		NAMES OF REPORTING PERSON Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 107,675
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 107,675

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,675
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 55352P102	Page 5 of 22 Pages

1		NAMES OF REPORTING PERSON PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 298,837
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 298,837

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 298,837
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 55352P102	Page 6 of 22 Pages

1		NAMES OF REPORTING PERSON Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 107,675
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 107,675

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,675
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 55352P102	Page 7 of 22 Pages

1		NAMES OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 406,512
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 406,512

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 406,512
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 55352P102	Page 8 of 22 Pages

1		NAMES OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 408,012
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 408,012

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 408,012
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 55352P102	Page 9 of 22 Pages

1		NAMES OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 422,973
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 422,973

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,973
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 55352P102	Page 10 of 22 Pages

1		NAMES OF REPORTING PERSON Beth Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 12,461
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 12,461

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,461
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 55352P102	Page 11 of 22 Pages

1		NAMES OF REPORTING PERSON Robin Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,500
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 2,500

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 55352P102	Page 12 of 22 Pages

1		NAMES OF REPORTING PERSON PL Capital, LLC Defined Benefit Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,500
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 1,500

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14		TYPE OF REPORTING PERSON EP

CUSIP No. 55352P102	Page 13 of 22 Pages

Item 1.	Security and Issuer

        The initial Schedule 13D, dated March 14, 2007, was filed with the Securities and Exchange Commission on March 23, 2007 (the “Initial Schedule 13D”). Amendment No. 1 to the Initial Schedule 13D, dated June 11, 2007, was filed with the Securities and Exchange Commission on June 15, 2007 (“Amendment No. 1”). This Amendment No. 2 to the Initial Schedule 13D (this “Amended Schedule 13D”) relates to the common stock, par value $0.10 per share (“Common Stock”), of MSB Financial Corp. (the “Company”). The address of the principal executive offices of the Company is 1902 Long Hill Road, Millington, NJ 07946-0417.

Item 2.	Identity and Background

        This Amended Schedule 13D is being filed jointly by the parties identified below. All of the filers of this Amended Schedule 13D are collectively the “PL Capital Group.” The joint filing agreement of the members of the PL Capital Group is attached to this Amended Schedule 13D as Exhibit 1.

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”);

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”);

•	PL Capital, LLC, a Delaware limited liability company (“PL Capital”) and General Partner of Financial Edge Fund and Financial Edge Strategic;

•	PL Capital Advisors, LLC, a Delaware limited liability company (“PL Capital Advisors”), and the investment advisor to Financial Edge Fund, Financial Edge Strategic, and Goodbody/PL Capital, L.P.;

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”);

•	Goodbody/PL Capital, LLC (“Goodbody/PL LLC”), a Delaware limited liability company and General Partner of Goodbody/PL LP;

•	John W. Palmer and Richard J. Lashley, as (1) Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC and (2) Trustees of the PL Capital, LLC Defined Benefit Plan;

•	Richard J. Lashley and Beth Lashley, as tenants in common;

•	PL Capital, LLC Defined Benefit Plan ("PL Capital Pension Plan");

•	Richard J. Lashley as holder of certain discretionary authority over an account held by Dr. Robin Lashley, his sister; and

CUSIP No. 55352P102	Page 14 of 22 Pages

•	Dr. Robin Lashley, as an individual.

        (a)-(c)     This statement is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic and PL Capital Pension Plan, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital, the General Partner of Financial Edge Fund and Financial Edge Strategic, and (B) PL Capital Advisors, the investment advisor for Financial Edge Fund and Financial Edge Strategic. Messrs. Lashley and Palmer are also Trustees of PL Capital Pension Plan;

(2)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC, the General Partner of Goodbody/PL LP and (B) PL Capital Advisors, the investment advisor for Goodbody/PL LP;

(3)	shares of Common Stock held by Richard Lashley and Beth Lashley, as tenants in common; and

(4)	shares of Common Stock held by Mr. Lashley as a holder of certain discretionary authority over an account held by his sister Dr. Robin Lashley.

        The business address of Financial Edge Fund, Financial Edge Strategic, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, PL Capital Pension Plan, John Palmer, Richard Lashley, Dr. Robin Lashley and Beth Lashley is c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments. PL Capital Pension Plan is a defined benefit pension plan for PL Capital.

        The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

        The principal employment of Dr. Robin Lashley is college professor at Kent State University, Tuscarawas Campus, 330 University Drive NE, New Philadelphia, Ohio 44663.

        Beth Lashley is a Certified Public Accountant who is currently not employed.

        (d)        During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)        During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No. 55352P102	Page 15 of 22 Pages

        (f)        Each natural person who is a member of the PL Capital Group is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

        In aggregate, the PL Capital Group owns 422,973 shares of Common Stock of the Company acquired at an aggregate cost of $4,981,484.

        The amount of funds expended by Financial Edge Fund to acquire the 200,283 shares of Common Stock it holds in its name was $2,373,472. Such funds were provided from Financial Edge Fund’s available capital and from time to time by margin provided by Banc of America Securities Corp. (“Banc of America”) on such firm’s usual terms and conditions.

        The amount of funds expended by Financial Edge Strategic to acquire the 98,554 shares of Common Stock it holds in its name was $1,169,385. Such funds were provided from Financial Edge Strategic’s available capital.

        The amount of funds expended by Goodbody/PL LP to acquire the 107,675 shares of Common Stock it holds in its name was $1,266,987. Such funds were provided from Goodbody/PL LP’s available capital.

        The amount of funds expended by PL Capital Pension Plan to acquire the 1,500 shares of Common Stock it holds in its name was $18,485. Such funds were provided from PL Capital Pension Plan’s available capital.

        The amount of funds expended by Richard and Beth Lashley to acquire the 12,461 shares of Common Stock they hold in their name was $124,610. Such funds were provided from Richard and Beth Lashley’s personal funds.

        The amount of funds expended by Dr. Lashley to acquire the 2,500 shares of Common Stock she holds in her name is $28,545. Such funds were provided from Dr. Lashley’s personal funds.

        Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from Banc of America, if any, were made in margin transactions on that firm’s usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing, no member of the PL Capital Group has margin or other loans outstanding secured by Common Stock.

Item 4.	Purpose of Transaction

        The PL Capital Group owns 7.5% of the Company, based upon the Company’s aggregate outstanding shares. PL Capital Group owns 16.72% of the outstanding shares, excluding shares held by MSB Financial, MHC. The PL Capital Group is filing this Amended Schedule 13D to report (1) that in a letter dated December 17, 2007, from Richard Lashley to the Company, a copy of which is attached as Exhibit 2 to this Amended Schedule 13D, Mr. Lashley demanded a list of the shareholders of the Company and related shareholder information; (2) that on December 11, 2007 the PL Capital Group informed the Company, among other things, that it intends to solicit proxies from other public shareholders of the Company to oppose approval of any stock benefit plans that the Company may submit to shareholders for approval at any special or annual meeting (see the presentation to Company’s management attached to this Amended Schedule 13D as Exhibit 3); and (3) that the PL Capital Group requested representation on the Company’s Board of Directors, which the Company denied.

CUSIP No. 55352P102	Page 16 of 22 Pages

        Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of ever increasing PL Capital Group’s aggregate holdings above 9.999% of the Company’s aggregate outstanding Common Stock. Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

        To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose. Except as noted in this Amended Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

        The percentages used in this Amended Schedule 13D are calculated based upon the number of outstanding shares of Common Stock that the Company reported in its Form 10-Q filed on November 14, 2007 for the quarter ended September 30, 2007. In this Form 10-Q, the Company reported 5,620,625 outstanding shares of Common Stock as of November 13, 2007.

        The PL Capital Group has made no purchases or sales of Common Stock in the past 60 days from the date this Amended Schedule 13D was filed.

(A)	Financial Edge Fund

(a)-(b)	See cover page.

(c)	Financial Edge Fund has made no purchases or sales of Common Stock in the past 60 days from the date this Amended Schedule 13D was filed.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Fund over the shares of Common Stock that Financial Edge Fund holds.

CUSIP No. 55352P102	Page 17 of 22 Pages

(B)	Financial Edge Strategic

(a)-(b)	See cover page.

(c)	Financial Edge Strategic has made no purchases or sales of Common Stock in the past 60 days from the date this Amended Schedule 13D was filed.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Strategic over the shares of Common Stock that Financial Edge Strategic holds.

(C)	Goodbody/PL LP

(a)-(b)	See cover page.

(c)	Goodbody/PL LP has made no purchases or sales of Common Stock in the past 60 days from the date this Amended Schedule 13D was filed.

(d)	Goodbody/PL LLC is the General Partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Goodbody/PL LLC over the shares of Common Stock held by Goodbody/PL LP.

(D)	PL Capital

(a)-(b)	See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)	PL Capital is the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with PL Capital over the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

CUSIP No. 55352P102	Page 18 of 22 Pages

(E)	PL Capital Advisors

(a)-(b)	See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)	PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP. Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with PL Capital Advisors over the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.

(F)	Goodbody/PL LLC

(a)-(b)	See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)	Goodbody/PL LLC is the General Partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Goodbody/PL LLC over the shares of Common Stock held by Goodbody/PL LP.

(G)	John W. Palmer

(a)-(b)	See cover page.

(c)	Mr. Palmer did not purchase or sell any shares of Common Stock directly.

(H)	Richard J. Lashley

(a)-(b)	See cover page.

(c)	Mr. Lashley has made no purchases or sales of Common Stock in the past 60 days from the date this Amended Schedule 13D was filed.

(I)	Beth Lashley

(a)-(b)	See cover page.

(c)	Beth Lashley has made no purchases or sales of Common Stock in the past 60 days from the date this Amended Schedule 13D was filed.

CUSIP No. 55352P102	Page 19 of 22 Pages

(J)	Dr. Robin Lashley

(a)-(b)	See cover page.

(c)	Ms. Lashley has made no purchases or sales of Common Stock in the past 60 days from the date this Amended Schedule 13D was filed.

(K)	PL Capital Pension Plan

(a)-(b)	See cover page.

(c)	PL Capital Pension Plan has made no purchases or sales of Common Stock in the past 60 days from the date this Amended Schedule 13D was filed.

(d)	Because Messrs. Palmer and Lashley are the Trustees of PL Capital Pension Plan, they have the power to direct the affairs of PL Capital Pension Plan. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with PL Capital Pension Plan over the shares of Common Stock that PL Capital Pension Plan holds.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

        With respect to Financial Edge Fund and Financial Edge Strategic, PL Capital is entitled to an allocation of a portion of profits, if any. With respect to Financial Edge Fund, Financial Edge Strategic and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any.

        Other than the foregoing arrangements and the Joint Filing Agreement filed as Exhibit 1 to this Amended Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement.
2	Letter dated December 17, 2007 (requesting shareholder list).
3	Presentation to Management dated December 11, 2007.

CUSIP No. 55352P102	Page 20 of 22 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2007

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

CUSIP No. 55352P102	Page 21 of 22 Pages

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

CUSIP No. 55352P102	Page 22 of 22 Pages

PL CAPITAL PENSION PLAN
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Trustee	Trustee

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley

By:	/s/ Robin Lashley
Robin Lashley

By:	/s/ Beth Lashley
Beth Lashley

EXHIBIT 1

JOINT FILING AGREEMENT

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date: December 17, 2007

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL PENSION PLAN
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Trustee	Trustee

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley

By:	/s/ Robin Lashley
Robin Lashley

By:	/s/ Beth Lashley
Beth Lashley

Mr. Richard J. Lashley
2 Trinity Place
Warren, NJ 07059

Via fax and Overnight Mail

December 17, 2007

Ms. Nancy E. Schmitz
Corporate Secretary
MSB Financial Corp.
1902 Long Hill Road
Millington, NJ 07946-0417

Re:	Demand for Stock Ledger and Stockholder List

Dear Ms. Schmitz:

        Pursuant to Section 552.11 of the Office of Thrift Supervision Regulations, the undersigned hereby demands an opportunity to examine during usual business hours the stock ledger and current list of stockholders (in alphabetical order, setting forth the name and address of each stockholder and the number of shares registered in the name of each such stockholder, as well as the names, addresses and share amounts held by participants in dividend reinvestment plans and/or employee plans, as of the most recent date available) of MSB Financial Corp. (“MSB Financial”), certified by MSB Financial’s transfer agent, and an opportunity to make copies of or extracts from such documents.

        I hereby certify to MSB Financial that I am the holder of over 5% of the total outstanding shares of the common stock of MSB Financial, as reflected on the attached copy of the Schedule 13D filed with the Securities and Exchange Commission on December 17, 2007. I also certify that such examination or inspection is not desired for any purpose which is in the interest of a business or object other than the business of MSB Financial, that I have not within the five years preceding the date of this letter sold or offered for sale, and I do not now intend to sell or offer for sale, any list of stockholders of MSB Financial or of any other corporation, and that I have not within said five-year period aided or abetted any other person in procuring any list of stockholders for purposes of selling or offering for sale such list.

        In connection with the foregoing demand, I further demand the opportunity to inspect and copy the following, updated as of the date of this letter, all of which should be in the possession of MSB Financial or one of its agents:

        1.     A magnetic computer tape list of the holders of MSB Financial stock requested above as of the most recent date available, showing the names, addresses and number of shares held by such stockholders, such computer processing data as is necessary for the undersigned to make use of such magnetic computer tape for verification purposes;

        2.     All daily transfer sheets showing changes in the names, addresses and number of shares of MSB Financial’s stockholders which are in or come into the possession of MSB Financial or its transfer agent, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, from the date of the stockholder list referred to above;

        3.     All information in or which comes into MSB Financial’s possession or control, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies, voting trustees or other nominees relating to the names of the beneficial owners of MSB Financial’s stock, including, but not limited to, any list of non-objecting or consenting beneficial owners (“NOBO’s” or “COBO’s”) pursuant to Rule 14b-1(c) or Rule 14b-2(c) under the Securities Exchange Act of 1934, as amended, in the format of a printout in descending order balance. If such information is not in MSB Financial’s possession, custody or control, such information should be requested from any agent or service employed by MSB Financial which may have such information in its possession, custody or control;

        4.     All information in MSB Financial’s or its transfer agent’s possession, or which can reasonably be obtained from nominees of any central certificate depository systems or their nominees, brokers, dealers, banks, respondent banks, clearing agencies, voting trusts and their nominees or other nominees, concerning the number and identity of the actual beneficial owners of MSB Financial’s common stock, including an alphabetical breakdown of any holdings in the respective names of Cede & Co and other similar depositories or nominees as well as any material request list provided by Broadridge and any omnibus proxies issued by such entities;

        5.     To the extent MSB Financial, or any person or entity acting on its behalf, maintains electronic mail addresses or other electronic contact information concerning stockholders, all such information; and

        6.     A copy of any rules and regulations of MSB Financial regarding the nomination and election of directors, stockholder proposals, and the conduct of the MSB Financial’s 2008 Annual Meeting of Stockholders.

        I further demand that modifications of, additions to or deletions from, any and all information referenced above subsequent to the date of the stockholder lists referred to above be furnished to me as and when the same becomes available to MSB Financial or its agents or representatives. In the event any or all of the information encompassed by this demand is available in the form of computer tape or other medium suitable for use by computer or word processor, I demand inspection and copying of such computer tape or other medium as well as any program, software, manual or other instructions necessary for the practical use of such information.

        I will bear the reasonable costs incurred by MSB Financial (including those of its transfer agent(s)) in connection with the production of the information with regard to which demand is made herein, including overnight delivery charges.

        The purpose for requesting such inspection and copying is to communicate with stockholders regarding the upcoming 2008 Annual Meeting.

        Please advise me (973-360-1666) or my counsel, Phillip M. Goldberg of Foley & Lardner LLP, 321 North Clark Street, Chicago, Illinois 60610 (312-832-4549), as to when the items sought will be made available, and in what form.

Very truly yours, /s/ Richard J. Lashley Richard J. Lashley

cc:	Mr. Phillip M. Goldberg

STATE OF NEW JERSEY	)
	)	ss.
COUNTY OF ___________________	)

        Richard J. Lashley, having been first duly sworn according to law, did depose, swear and say that he is authorized to execute the foregoing Demand for Stock Ledger and Stockholder List and to make the demands, designations, authorizations and representations contained therein, and that the matters contained in the foregoing Demand for Stock Ledger and Stockholder List are true and correct.

/s/ Richard J. Lashley Richard J. Lashley

Sworn to and subscribed before me by Richard J. Lashley this _____ day of December, 2007 .

_________________________________________
Notary Public

My Commission Expires: __________________

Actual						
Deposit Growth Rate %			4%	4%	4%	4%	4%
Assumed Stock Price of Buybacks			$ 11.00	$ 12.25	$ 13.25	$ 14.50	$ 15.75
	09/30/2007	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012
Total Assets	$ 286,845	$ 292,582	$ 321,840	$ 354,024	$ 389,427	$ 428,369	$ 471,206
Deposits	$ 214,276	$ 218,562	$ 227,304	$ 236,396	$ 245,852	$ 255,686	$ 265,914
Tang Equity	$ 43,517	$ 43,667	$ 40,124	$ 37,956	$ 36,759	$ 35,427	$ 34,052
Tang Equity %	15.2%	14.9%	12.5%	10.7%	9.4%	8.3%	7.2%
Net Income		$ 150	$ 1,400	$ 1,550	$ 1,700	$ 1,900	$ 2,000
EPS		$ 0.03	$ 0.26	$ 0.30	$ 0.34	$ 0.39	$ 0.42
ROE		1.4%	3.3%	4.0%	4.6%	5.3%	5.8%
ROA		0.21%	0.46%	0.46%	0.46%	0.46%	0.44%
Dividend ($)	0	0	$ 770	$ 1,085	$ 1,615	$ 1,900	$ 2,000
Dividend per Public Share	0	0	$ 0.36	$ 0.56	$ 0.88	$ 1.09	$ 1.21
Cumulative Dividends Paid per Share	0	0	$ 0.36	$ 0.92	$ 1.80	$ 2.89	$ 4.09
Dividend Yld (on $10.00 orig price)	0	0	3.6%	5.6%	8.8%	10.9%	12.1%
Dividend Yld (on assumed price)	0	0	3.3%	4.6%	6.6%	7.5%	7.7%
Public Shares O/S	2,529	2,529	2,150	1,935	1,838	1,746	1,659
Public Shares %	45.0%	45.0%	41.0%	38.5%	37.3%	36.1%	34.9%
MHC Shares O/S	3,091	3,091	3,091	3,091	3,091	3,091	3,091
MHC Shares %	55.0%	55.0%	59.0%	61.5%	62.7%	63.9%	65.1%
Total Shares O/S	5,620	5,620	5,241	5,026	4,929	4,837	4,750
Shares Repurchased	0	0	379	215	97	92	87
Cumulative Shares Repurchased	0	0	379	594	691	783	870
Cumulative Shrs Repurch (% of Orig Public)	0%	0%	15%	24%	27%	31%	34%
Second Step Exchange Ratio @90%:		1.316x					1.559x
Second Step Exchange Ratio @95%:		1.424x					1.733x

MSBF No Buybacks Low Div Payout 12/31/2012	MSBF Large Buyback High Div Payout 12/31/2012	KEY POINTS IN YELLOW COMMENTS
Total Assets	$ 471,206	$ 471,206	>MSBF can buy back stock, pay high dividends AND grow
Deposits	$ 265,914	$ 265,914	>Deposit growth is the challenge but that is independent of capital mgmt
Tang Equity	$ 51,167	$ 34,052	>Capital remains more than sufficient
Tang Equity %	10.9%	7.2%	>Capital remains more than sufficient
Net Income	$ 2,500	$ 2,000	>Use of capital for buybacks and dividends reduces income in
EPS	$ 0.44	$ 0.42	absolute dollars but EPS is basically flat
ROE	5.0%	5.8%	>ROE improves when capital is returned to shareholders
ROA	0.6%	0.4%	>Lower ROA still supports higher ROE and increased shareholder value
Dividend ($) (in 2012)	$ 625	$ 2,000	>100% dividend payout ratio is attainable and affordable
Dividend per Public Share (in 2012)	$ 0.25	$ 1.21	>Low ROA and ROE still generates HUGE dividend
Cumulative Dividends Pd (2008-2012)	$ 0.99	$ 4.09	>Large dividends possible despite low ROA and ROE
Dividend Yld (on $10.00 orig price)	2.5%	12.1%	
Dividend Yld (on assumed price in 2012)	1.6%	7.7%	>This level of dividend will drive shareholder value without hurting growth
Public Shares O/S	2,529	1,659	>We recommend buying back 34% of the public float which is affordable
Public Shares %	45%	35%	and will not stop growth plans
MHC Shares O/S	3,091	3,091	
MHC Shares %	55%	65%	
Total Shares O/S	5,620	4,750	
Cumulative Shares Repurchased	-	870	>It may not be possible to buy this much back but the key is to buy it
Cumulative Shrs Repurch (% of Orig Public)	0%	34%	back as much and as soon as possible year after year
Second Step Exchange Ratio @90%:	1.544x	1.559x	>In addition to paying out huge dividends, the second step exchange ratio
Second Step Exchange Ratio @95%:	1.675x	1.733x	still INCREASES with large buybacks